UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Commission File Number 1-35114

Brookfield Residential Properties Inc.
(Translation of registrant’s name into English)
4906 Richard Road S.W.
Calgary, Alberta, Canada T3E 6L1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index hereto.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 1, 2011.

Brookfield Residential Properties Inc.

By: Name:	/s/ Craig J. Laurie Craig J. Laurie
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	News release, dated March 31, 2011

99.2	Material Change Report, dated April 1, 2011